UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24 )

Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person

Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2008 Grantor Retained Annuity Trust #2, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #1 the Charles F. Dolan 2009 Grantor Retained Annuity Trust #2, the Charles F. Dolan 2009 Grantor Retained Annuity Trust #3, the Charles F. Dolan 2010 Grantor Retained Annuity Trust #1 and the Charles F. Dolan 2009 Revocable Trust

I.R.S. Identification Nos. of above persons (entities only)

	Not Applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		18,709,896

Shares	8.	Shared Voting Power
Beneficially
Owned by		8,989,350

Each	9.	Sole Dispositive Power
Reporting
Person		18,709,896

With	10.	Shared Dispositive Power

		8,989,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	27,699,246

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	10.2%

14.	Type of Reporting Person

	IN
*Excludes 29,546,692 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

2 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person

Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Grantor Retained Annuity Trust #1, the Helen A. Dolan 2009 Grantor Retained Annuity Trust #2, the Helen A. Dolan 2010 Grantor Retained Annuity Trust #1 and the Helen A. Dolan 2009 Revocable Trust

I.R.S. Identification Nos. of above persons (entities only)

	Not Applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00—See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		7,800,000

Shares	8.	Shared Voting Power
Beneficially
Owned by		19,899,246

Each	9.	Sole Dispositive Power
Reporting
Person		7,800,000

With	10.	Shared Dispositive Power

		19,899,246

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	27,699,246

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	10.2%

14.	Type of Reporting Person

	IN
*Excludes 29,546,692 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Helen A. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

3 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person James L. Dolan I.R.S. Identification Nos. of above persons (entities only) Not Applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		1,966,203

Shares	8.	Shared Voting Power
Beneficially
Owned by		3,902,740

Each	9.	Sole Dispositive Power
Reporting
Person		1,966,203

With	10.	Shared Dispositive Power

		3,902,740

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	5,868,943

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	2.3%

14.	Type of Reporting Person

	IN
*Excludes 50,646,417 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

4 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person Thomas C. Dolan I.R.S. Identification Nos. of above persons (entities only) Not Applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		163,068

Shares	8.	Shared Voting Power
Beneficially
Owned by		3,867,381

Each	9.	Sole Dispositive Power
Reporting
Person		163,068

With	10.	Shared Dispositive Power

		3,867,381

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	4,030,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	1.6%

14.	Type of Reporting Person

	IN
*Excludes 50,646,417 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

5 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person Patrick F. Dolan I.R.S. Identification Nos. of above persons (entities only) Not Applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		152,033

Shares	8.	Shared Voting Power
Beneficially
Owned by		3,742,747

Each	9.	Sole Dispositive Power
Reporting
Person		152,033

With	10.	Shared Dispositive Power

		3,742,747

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,894,780

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	1.5%

14.	Type of Reporting Person

	IN
*Excludes 50,810,188 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Patrick F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

6 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person

Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5, the CFD Trust No. 6, and as Trustee of the Charles Dolan 1989 Trust, the Ryan Dolan 1989 Trust, the Tara Dolan 1989 Trust and the Dolan Children Trusts

I.R.S. Identification Nos. of above persons (entities only)

	Not Applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		203,202

Shares	8.	Shared Voting Power
Beneficially
Owned by		22,970,413

Each	9.	Sole Dispositive Power
Reporting
Person		203,202

With	10.	Shared Dispositive Power

		22,970,413

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	23,173,615

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	8.6%

14.	Type of Reporting Person

	IN
*Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 32,297,583 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

7 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person Marianne Dolan Weber I.R.S. Identification Nos. of above persons (entities only) Not applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		35,959

Shares	8.	Shared Voting Power
Beneficially
Owned by		3,757,164

Each	9.	Sole Dispositive Power
Reporting
Person		35,959

With	10.	Shared Dispositive Power

		3,756,164

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	3,793,123

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	1.5%

14.	Type of Reporting Person

	IN
*Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,791,043 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

8 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person Deborah A. Dolan-Sweeney I.R.S. Identification Nos. of above persons (entities only) Not applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		14,589

Shares	8.	Shared Voting Power
Beneficially
Owned by		4,000,978

Each	9.	Sole Dispositive Power
Reporting
Person		14,589

With	10.	Shared Dispositive Power

		4,000,978

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	4,015,567

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	1.6%

14.	Type of Reporting Person

	IN
*Excludes 1,737,098 Shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director and 50,678,327 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

9 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person

Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trusts and the Charles F. Dolan 2009 Family Trusts

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		7,814,110

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

		7,814,110

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,814,110

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	3.1%

14.	Type of Reporting Person

	IN
*Excludes 46,864,227 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

10 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person

David M. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trusts and the Charles F. Dolan 2009 Family Trusts

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00—See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		1,217,809

Shares	8.	Shared Voting Power
Beneficially
Owned by		7,837,110

Each	9.	Sole Dispositive Power
Reporting
Person		1,217,809

With	10.	Shared Dispositive Power

		7,837,110

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	9,054,919

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	3.6%

14.	Type of Reporting Person

	IN
*Excludes 46,864,227 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

11 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person

Paul J. Dolan, as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1, the CFD Trust No. 6, the Dolan Children Trust FBO Kathleen M. Dolan and the Dolan Children Trust FBO James L. Dolan

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		465,006

Shares	8.	Shared Voting Power
Beneficially
Owned by		7,754,190

Each	9.	Sole Dispositive Power
Reporting
Person		465,006

With	10.	Shared Dispositive Power

		7,754,190

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	8,219,196

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	3.2%

14.	Type of Reporting Person

	IN
*Excludes 46,970,493 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

12 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person

Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3, the CFD Trust No. 5, the Dolan Children Trust FBO Marianne Dolan Weber and the Dolan Children Trust FBO Thomas C. Dolan

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		8,350

Shares	8.	Shared Voting Power
Beneficially
Owned by		7,622,045

Each	9.	Sole Dispositive Power
Reporting
Person		8,350

With	10.	Shared Dispositive Power

		7,622,045

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,630,395

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	3.0%

14.	Type of Reporting Person

	IN
*Excludes 47,083,209 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Matthew J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

13 of 39

CUSIP NO.	12686C-10-9

1.	Name of Reporting Person

Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2, the CFD Trust No. 4, the Dolan Children Trust fbo Deborah Dolan-Sweeney and the Dolan Children Trust fbo Patrick F. Dolan

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2.	Check the Appropriate Box if a Member of a Group
	(a) ☑
	(b) ☐

3.	SEC Use Only

4.	Source of Funds

	00 — See Item 3 of Statement

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	☐

6.	Citizenship or Place of Organization

	U.S.A.

	7.	Sole Voting Power

Number of		16,750

Shares	8.	Shared Voting Power
Beneficially
Owned by		7,631,736

Each	9.	Sole Dispositive Power
Reporting
Person		16,750

With	10.	Shared Dispositive Power

		7,631,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

	7,648,486

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	☑*

13.	Percent of Class Represented by Amount in Row (11)

	3.0%

14.	Type of Reporting Person

	IN
*Excludes 47,134,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

14 of 39

Amendment No. 24 to Schedule 13D
          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2008 Grantor Retained Annuity Trust #2 (the “2008 GRAT #2”), the Charles F. Dolan 2009 Grantor Retained Annuity Trust #1 (the “2009 GRAT #1”), the Charles F. Dolan 2009 Grantor Retained Annuity Trust #2 (the “2009 GRAT #2”), the Charles F. Dolan 2009 Grantor Retained Annuity Trust #3 (the “2009 GRAT #3”), the Charles F. Dolan 2010 Grantor Retained Annuity Trust #1 (the “2010 GRAT #1”) and the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Grantor Retained Annuity Trust #1 (the “HAD 2009 GRAT #1), Helen A. Dolan 2009 Grantor Retained Annuity Trust #2 (the “HAD 2009 GRAT #2”), Helen A. Dolan 2010 Grantor Retained Annuity Trust #1 (the “HAD 2010 GRAT #1”) and the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Grandchildren Trust (the “Grandchildren Trust”), the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6, the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts,” and individually, a “Dolan Children Trust”) and as sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust FBO Kathleen M. Dolan, the Charles F. Dolan 2001 Family Trust FBO Deborah-Dolan Sweeney, the Charles F. Dolan 2001 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2001 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2001 Family Trust FBO Thomas C. Dolan, and the Charles F. Dolan 2001 Family Trust FBO James L. Dolan (collectively, the “2001 Trusts” and individually, a “2001 Trust”), and the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”); David M. Dolan, as a Trustee of the 2001 Trusts and the 2009 Family Trusts; Paul J. Dolan, as a Trustee of the Grandchildren Trust, the DC Kathleen Trust, the DC James Trust, the CFD Trust No. 1, the CFD Trust No. 6, the Dolan Children Trust for the benefit of Kathleen M. Dolan and the Dolan Children Trust for the benefit of James L. Dolan; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3, the CFD Trust No. 5, the Dolan Children Trust for the benefit of Marianne Dolan Weber and the Dolan Children Trust for the benefit of Thomas C. Dolan; and Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2, the CFD Trust No. 4, the Dolan Children Trust for the benefit of Deborah Dolan-Sweeney and the Dolan Children Trust for the benefit of Patrick F. Dolan (collectively, the “Group Members,” or the “Reporting Persons”).
          The Schedule 13D (the “Schedule”) filed by Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, Amendment No. 19 filed on January 12, 2007, Amendment No. 20 filed on May 3, 2007, Amendment No. 21 filed on November 7, 2007, Amendment No. 22 filed on August 1, 2008, and Amendment No. 23 filed on December 8, 2008, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 24.

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Item 2 Identity and Background.
Item 3 Source and Amount of Funds or Other Consideration
Item 4 Purpose of Transaction
Item 5 Interest in Securities of the Issuer
Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
Item 7 Material to be Filed as an Exhibit.
Signature.
EX-99.A
EX-99.B.8
EX-99.44
EX-99.45
EX-99.46

Item 2 Identity and Background.
     The disclosure in Item 2 is hereby amended by amending and restating part (a) thereof as follows:
     (a) The names of Group Members are: Charles F. Dolan, individually and as Trustee of the 2008 GRAT #2, the 2009 GRAT #1, the 2009 GRAT #2, the 2009 GRAT #3, the 2010 GRAT #1 and the CFD 2009 Trust; Helen A. Dolan, individually and as Trustee of the HAD 2009 GRAT #1, the HAD 2009 GRAT #2, the HAD 2010 GRAT #1 and the HAD 2009 Trust; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Dolan Children Trusts, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the 2009 Family Trusts; David M. Dolan, as a Trustee of 2009 Family Trusts; Paul J. Dolan, as a Trustee of the Dolan Children Trusts fbo Kathleen M. Dolan and James L. Dolan; Matthew J. Dolan, as a Trustee of the Dolan Children Trusts fbo Marianne Dolan Weber and Thomas C. Dolan; and Mary S. Dolan, as a Trustee of the Dolan Children Trusts fbo Deborah A. Dolan-Sweeney and Patrick F. Dolan.
     The disclosure in Item 2 is hereby amended by amending and restating parts (c), (d), (e) and (f) thereof as follows:
     (c) Charles F. Dolan is the Chairman of Cablevision Systems Corporation (the “Issuer”). Helen A. Dolan is his wife and is not currently employed. They are the parents of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber, and Deborah A. Dolan-Sweeney. Charles F. Dolan is also the brother of Lawrence J. Dolan. Charles F. Dolan is the Trustee of the 2008 GRAT #2, the 2009 GRAT #1, the 2009 GRAT #2, the 2009 GRAT #3, the 2010 GRAT #1 and the CFD 2009 Trust.
     Helen A. Dolan is the Trustee of the HAD 2009 GRAT #1, the HAD 2009 GRAT #2, the HAD 2010 GRAT #1 and the HAD 2009 Trust.
     James L. Dolan is the President and Chief Executive Officer and a director of the Issuer. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
     Thomas C. Dolan is the Executive Vice President — Strategy and Development, Office of the Chairman, and a director of the Issuer. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
     Patrick F. Dolan is a director of the Issuer, and is a director and an officer of a number of subsidiaries of Rainbow Media Group, a subsidiary of the Issuer, including News 12 Networks, of which he is the President. He is the son of Charles F. Dolan and Helen A. Dolan, and is the brother of James L. Dolan, Thomas C. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney.
     Kathleen M. Dolan is a teacher and a director of the Issuer. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney. She is a Trustee of the Dolan Children Trusts, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust. Her husband, Brad Dorsogna, is a director of the Issuer and owner and Executive Producer of Artistree Productions.
     Marianne Dolan Weber is the Chair of the Dolan Family Foundation and the Dolan Children’s Foundation and a director of the Issuer. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Deborah A. Dolan-Sweeney.

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     Deborah A. Dolan-Sweeney is a director of the Issuer. She is the daughter of Charles F. Dolan and Helen A. Dolan, and is the sister of James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan and Marianne Dolan Weber. Her husband, Brian G. Sweeney, is Senior Vice President eMedia and a director of the Issuer.
     Lawrence J. Dolan is the brother of Charles F. Dolan, and is the father of Matthew J. Dolan, Paul J. Dolan and Mary S. Dolan. He is the Chief Executive Officer of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians, Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a co-Trustee of the 2009 Family Trusts.
     David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank. He is a first cousin of Charles F. Dolan. He is a co-Trustee of the 2009 Family Trusts.
     Paul J. Dolan is the son of Lawrence J. Dolan, the brother of Matthew J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is the President of Cleveland Indians Baseball Company, L.P. His business address is c/o Cleveland Indians Progressive Field, 2401 Ontario St., Cleveland, Ohio 44115. He is a Trustee of the Dolan Children Trusts fbo Kathleen M. Dolan and James L. Dolan.
     Matthew J. Dolan is the son of Lawrence J. Dolan, the brother of Paul J. Dolan and Mary S. Dolan, and a nephew of Charles F. Dolan and Helen A. Dolan. He is an attorney and is a principal of Thrasher, Dinsmore & Dolan, Corporate Place, 100 7th Avenue, Chardon, OH 44024-9423. He is a Trustee of the Dolan Children Trusts fbo Marianne Dolan Weber and Thomas C. Dolan.
     Mary S. Dolan is the daughter of Lawrence J. Dolan, the sister of Matthew J. Dolan and Paul J. Dolan, and a niece of Charles F. Dolan and Helen A. Dolan. She is the Co-Director of Legal Services at the Lifespan Center for Legal Services. She is a Trustee of the Dolan Children Trusts fbo Deborah A. Dolan-Sweeney and Patrick F. Dolan.
     (d) No Group Member, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) No Group Member, during the last five years, has been a party to a civil proceeding of a judicial body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) All Group Members are citizens of the United States.
Item 3 Source and Amount of Funds or Other Consideration
     The Dolan Children Trusts, the 2009 Family Trusts, the CFD 2009 Trust and the HAD 2009 Trust (collectively, the “New Trusts”) were formed as indicated below:

Trust	Trustees	Date of Formation

2009 Family Trust fbo Kathleen M. Dolan	Lawrence J. Dolan and David M. Dolan	November 3, 2009

2009 Family Trust fbo Marianne Dolan Weber	Lawrence J. Dolan and David M. Dolan	November 3, 2009

2009 Family Trust fbo Deborah A. Dolan-Sweeney	Lawrence J. Dolan and David M. Dolan	November 3, 2009

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Trust	Trustees	Date of Formation
2009 Family Trust fbo Patrick F. Dolan	Lawrence J. Dolan and David M. Dolan	November 3, 2009

2009 Family Trust fbo Thomas C. Dolan	Lawrence J. Dolan and David M. Dolan	November 3, 2009

2009 Family Trust fbo James L. Dolan	Lawrence J. Dolan and David M. Dolan	November 3, 2009

CFD 2009 Trust	Charles F. Dolan	November 3, 2009

HAD 2009 Trust	Helen A. Dolan	November 3, 2009

Dolan Children Trust for the benefit of Kathleen M. Dolan	Kathleen M. Dolan and Paul J. Dolan	December 22, 2009

Dolan Children Trust for the benefit of James L. Dolan	Kathleen M. Dolan and Paul J. Dolan	December 22, 2009

Dolan Children Trust for the benefit of Deborah Dolan-Sweeney	Kathleen M. Dolan and Mary S. Dolan	December 22, 2009

Dolan Children Trust for the benefit of Patrick F. Dolan	Kathleen M. Dolan and Mary S. Dolan	December 22, 2009

Dolan Children Trust for the benefit of Marianne Dolan Weber	Kathleen M. Dolan and Matthew J. Dolan	December 22, 2009

Dolan Children Trust for the benefit of Thomas C. Dolan	Kathleen M. Dolan and Matthew J. Dolan	December 22, 2009
     On December 21, 2009, shares of the Issuer’s Class A Common Stock or Class B Common Stock were transferred as indicated below. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class A Common Stock or Class B Common Stock:

	Class A	Class B
Transferor	Common Stock	Common Stock	Transferee

Charles F. Dolan	0	7,515,215	CFD 2009 Revocable Trust

Helen A. Dolan	0	3,900,000	HAD 2009 Revocable Trust

2001 Trust fbo Kathleen M. Dolan	53,181	1,181,004	2009 Family Trust fbo Kathleen M. Dolan

2001 Trust fbo Marianne Dolan Weber	53,181	1,433,004	2009 Family Trust fbo Marianne Dolan Weber

2001 Trust fbo Deborah Dolan-Sweeney	53,181	761,004	2009 Family Trust fbo Deborah Dolan-Sweeney

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	Class A	Class B
Transferor	Common Stock	Common Stock	Transferee
2001 Trust fbo Patrick F. Dolan	53,181	1,153,004	2009 Family Trust fbo Patrick F. Dolan

2001 Trust fbo Thomas C. Dolan	53,181	1,481,004	2009 Family Trust fbo Thomas C. Dolan

2001 Trust fbo James L. Dolan	53,181	1,481,004	2009 Family Trust fbo James L. Dolan
On January 13, 2010, shares of the Issuer’s Class A Common Stock or Class B Common Stock were transferred as follows. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class A Common Stock or Class B Common Stock.

	Class A	Class B
Transferor	Common Stock	Common Stock	Transferee
CFD Trust No. 1	191,456	1,741,481	Dolan Children Trust fbo Kathleen M. Dolan

CFD Trust No. 2	191,456	1,741,481	Dolan Children Trust fbo Deborah A. Dolan-Sweeney

CFD Trust No. 3	191,456	1,685,123	Dolan Children Trust fbo Marianne Dolan Weber

CFD Trust No. 4	191,456	1,665,978	Dolan Children Trust fbo Patrick F. Dolan

CFD Trust No. 5	159,547	1,773,391	Dolan Children Trust fbo Thomas C. Dolan

CFD Trust No. 6	159,547	1,773,391	Dolan Children Trust fbo James L. Dolan

DC Kathleen Trust	0	1,934,443	Dolan Children Trust fbo Kathleen M. Dolan

DC Deborah Trust	0	1,934,443	Dolan Children Trust fbo Deborah A. Dolan-Sweeney

DC Marianne Trust	0	1,878,085	Dolan Children Trust fbo Marianne Dolan Weber

DC Patrick Trust	0	1,878,085	Dolan Children Trust fbo Patrick F. Dolan

DC Thomas Trust	0	1,934,443	Dolan Children Trust fbo Thomas C. Dolan

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	Class A	Class B
Transferor	Common Stock	Common Stock	Transferee
DC James Trust	0	1,934,443	Dolan Children Trust fbo James L. Dolan
     See the information in Item 5(c) regarding other transfers of shares among Group Members, which is incorporated herein by reference.
Item 4 Purpose of Transaction
     The formation of the New Trusts and the transfers of shares of Issuer’s Class A Common Stock and/or Class B Common Stock thereto were made in connection with estate planning for Charles F. Dolan and Helen A. Dolan and their children.
     On January 13, 2010, the Group Members entered into an Amended and Restated Class B Stockholders Agreement (the “A&R Class B Stockholders Agreement”), which is filed as Exhibit 44 to this Schedule 13D and which amends and restates the Class B Stockholders Agreement, dated as of March 19, 2004, among the Group Members. In addition, in connection with the previously announced spin off by the Issuer of its Madison Square Garden (the “MSG Spin”) business, Group Members and the Issuer have agreed to enter into new registration rights agreements. See Item 6 below.
Item 5 Interest in Securities of the Issuer
The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:
“(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 62,981,689 shares of Class A Common Stock as a result of their beneficial ownership of (i) 8,627,438 shares of Class A Common Stock (including 896,500 shares of restricted stock, 37,934 restricted stock units and options to purchase 2,377,084 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 54,354,251 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 20.9% of the total shares of the Issuer’s common stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 54,354,251 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the A&R Class B Stockholders Agreement (see Item 6 below). Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Charles F. Dolan may be deemed to beneficially own an aggregate of 27,699,246 shares of Class A Common Stock, including (i) 1,679,520 shares of Class A Common Stock (including 378,400 shares of restricted stock), (ii) options to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 24,807,559 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 18,709,896 shares of Class A Common Stock (including 111,770 shares of Class A Common Stock owned of record personally, 378,400 shares of restricted stock owned of record personally and options owned of record personally to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing, and 17,007,559 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 7,272,500 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 3,895,911

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shares of Class B Common Stock owned of record by the 2008 GRAT #2, 3,517,485 shares of Class B Common Stock owned of record by the 2009 GRAT #1, 779,676 shares of Class B Common Stock owned of record by the 2009 GRAT #2, 721,132 shares of Class B Common Stock owned of record by the 2009 GRAT #3, and 820,855 shares of Class B Common Stock owned of record by the 2010 GRAT #1) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 8,989,350 shares of Class A Common Stock (including 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 7,800,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 3,900,000 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 3,025,686 shares of Class B Common Stock owned by the HAD 2009 GRAT #1 and 401,023 shares of Class B Common Stock owned by the HAD 2009 GRAT #2 and 473,291 shares of Class B Common Stock owned by the HAD 2010 GRAT #1). He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and 7,800,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 3,900,000 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 3,025,686 shares of Class B Common Stock owned by the HAD 2009 GRAT #1, 401,023 shares of Class B Common Stock owned by the HAD 2009 GRAT #2, and 473,291 shares of Class B Common Stock owned by the HAD 2010 GRAT #1, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Helen A. Dolan may be deemed to beneficially own an aggregate of 27,699,246 shares of Class A Common Stock, including (i) 1,679,520 shares of Class A Common Stock (including 378,400 shares of restricted stock), (ii) options to purchase 1,212,167 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 24,807,599 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of 7,800,000 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 3,900,000 shares of Class B Common Stock owned of record by the HAD 2009 Trust, 3,025,686 shares of Class B Common Stock owned by the HAD 2009 GRAT #1, 401,023 shares of Class B Common Stock owned by the HAD 2009 GRAT #2, and 473,291 shares of Class B Common Stock owned by the HAD 2010 GRAT #1, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 19,899,246 shares of Class A Common Stock (including 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 111,770 shares of Class A Common Stock, 378,400 shares of restricted stock and options to purchase 1,212,167 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, Charles F. Dolan, and 17,007,559 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 7,272,500 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 3,895,911 shares of Class B Common Stock owned by the 2008 GRAT #2, 3,517,485 shares of Class B Common Stock owned by the 2009 GRAT #1, 779,676 shares of Class B Common Stock owned by the 2009 GRAT #2, 721,132 owned of record by the CFD 2009 GRAT #3 and 820,855 shares of Class B Common Stock owned by the 2010 GRAT #1). She disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, 111,770 shares of Class A Common Stock, 378,400 shares of restricted stock and options to purchase 1,212,167 shares of Class A Common Stock exercisable within sixty days of this filing owned of record personally by her spouse, and 17,007,559 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock, including 7,272,500 shares of Class B Common Stock owned of record by the CFD 2009 Trust, 3,895,911 shares of Class B Common Stock owned by the 2008 GRAT #2, 3,517,485 shares of Class B Common Stock owned by the 2009 GRAT #1, 779,676 shares of Class B Common Stock owned by the 2009 GRAT #2, 721,132 shares of Class B Common Stock owned by the 2009 GRAT

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#3, and 820,855 shares of Class B Common Stock owned by the 2010 GRAT #1 and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
James L. Dolan may be deemed to beneficially own an aggregate of 5,868,943 shares of Class A Common Stock, including (i) 1,055,009 shares of Class A Common Stock (including 409,000 shares of restricted stock), (ii) options to purchase 1,106,100 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 2.3% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,966,203 shares of Class A Common Stock (including 467,803 shares of Class A Common Stock owned of record personally, 8,500 shares of Class A Common Stock held as custodian for one or more minor children, 383,800 shares of restricted stock owned of record personally and options owned of record personally to purchase 1,106,100 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 194,906 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned jointly with his spouse, 25,200 shares of restricted stock owned of record personally by his spouse, 5,159 shares of Class A Common Stock owned of record by members of his household, and 159,547 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 8,500 shares of Class A Common Stock held as custodian for one or more minor children, 5,159 shares of Class A Common Stock owned of record by members of his household, 25,200 shares of restricted stock owned of record by his spouse and 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Thomas C. Dolan may be deemed to beneficially own 4,030,449 shares of Class A Common Stock, including 322,615 (including 37,900 shares of restricted stock) and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 163,068 shares of Class A Common Stock (including 37,900 shares of restricted stock) and the shared power to vote or direct the vote of and to dispose of or to direct the disposition of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 159,547 shares of Class A Common Stock and 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Patrick F. Dolan may be deemed to beneficially own an aggregate of 3,894,780 shares of Class A Common Stock, including (i) 328,595 shares of Class A Common Stock (including 35,600 shares of restricted stock), (ii) options to purchase 22,122 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of

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or to direct the disposition of 152,033 shares of Class A Common Stock (including 89,311 shares of Class A Common Stock, 35,600 shares of restricted stock, and options to purchase 22,122 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 5,000 shares of Class A Common Stock held as custodian for one or more minor children) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 198,684 shares of Class A Common Stock (including 5,000 shares owned jointly with his spouse and 2,228 shares owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee) and 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for his benefit) and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit. He disclaims beneficial ownership of 5,000 shares of Class A Common Stock held as custodian for one or more minor children, 2,228 shares of Class A Common Stock held by the Mucci Trust, and 191,456 shares of Class A Common Stock and 3,544,063 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for his benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Kathleen M. Dolan may be deemed to beneficially own an aggregate of 23,173,615 shares of Class A Common Stock, including (i) 1,116,947 shares of Class A Common Stock (including 15,648 restricted stock units) and (ii) 22,056,668 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 8.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 203,202 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock and 9,940 shares of restricted stock units owned of record personally, 5,000 shares of Class A Common Stock held as custodian for one or more minor children and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 22,970,413 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned jointly with her spouse, 5,708 restricted stock units held personally by her spouse, an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 21,874,787 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts. She disclaims beneficial ownership of 5,000 shares of Class A Common Stock held as custodian for one or more minor children, 5,708 shares of restricted stock units held personally by her spouse, an aggregate of 1,084,918 shares of Class A Common Stock owned of record by the Dolan Children Trusts and an aggregate of 22,056,668 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B owned of record by the Dolan Children Trusts, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Marianne Dolan Weber may be deemed to beneficially own an aggregate of 3,793,123 shares of Class A Common Stock, including (i) 221,915 shares of Class A Common Stock (including 16,578 restricted stock units), (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.5% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 35,959 shares of Class A Common Stock (including 8,881 shares of Class A Common Stock, 16,578 restricted stock units and options to purchase

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8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record personally and 2,500 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 193,956 shares of Class A Common Stock (including 2,500 shares of Class A Common Stock owned personally by her spouse, and 191,456 shares of Class A Common Stock owned by the Dolan Children Trust for her benefit) and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 2,500 shares of Class A Common Stock held as custodian for a minor child, 2,500 shares of Class A Common Stock owned of record by her spouse, and 191,456 shares of Class A Common Stock and 3,563,208 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 4,015,567 shares of Class A Common Stock, including (i) 310,948 shares of Class A Common Stock (including 35,600 shares of restricted stock and 5,708 restricted stock units), (ii) options to purchase 28,695 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 1.6% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 14,589 shares of Class A Common Stock (including 8,881 shares of Class A Common Stock and 5,708 restricted stock units owned of record personally) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 325,054 shares of Class A Common Stock (including 53,303 shares of Class A Common Stock, 35,600 shares of restricted stock and options to purchase 28,695 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 16,000 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock owned of record by the Dolan Children Trust for her benefit) and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit. She disclaims beneficial ownership of 53,303 shares of Class A Common Stock, 35,600 shares of restricted stock and options to purchase 28,695 shares of Class A Common Stock that are exercisable within sixty days of this filing owned of record by her spouse, 16,000 shares of Class A Common Stock held by trusts for which her spouse serves as co-trustee and 191,456 shares of Class A Common Stock and 3,675,924 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trust for her benefit, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Lawrence J. Dolan may be deemed to beneficially own an aggregate of 7,814,110 shares of Class A Common Stock, including (i) 324,086 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.1% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,814,110 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned with his spouse, an aggregate of 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts and an aggregate of 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of an aggregate of 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts and an aggregate of 7,490,024 shares of Class A Common Stock issuable upon conversion of an

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equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
David M. Dolan may be deemed to beneficially own an aggregate of 9,054,919 shares of Class A Common Stock, including (i) 1,564,895 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,217,809 shares of Class A Common Stock (including 20,986 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,837,110 shares of Class A Common Stock (including 5,000 shares of Class A Common Stock owned jointly with his spouse, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 2,000 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts). He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 2,000 shares of Class A Common Stock held by his spouse as custodian for a minor child, an aggregate of 319,086 shares of Class A Common Stock owned of record by the 2009 Family Trusts, and an aggregate of 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2009 Family Trusts, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Paul J. Dolan may be deemed to beneficially own an aggregate of 8,219,196 shares of Class A Common Stock, including (i) 835,348 shares of Class A Common Stock, and (ii) 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 465,006 shares of Class A Common Stock (including 16,236 shares of Class A Common Stock held as custodian for one or more minor children and 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,754,190 shares of Class A Common Stock (including 19,429 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan). He disclaims beneficial ownership of 16,236 shares of Class A Common Stock held as custodian for one or more minor children, 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and an aggregate of 7,383,758 shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Kathleen M. Dolan and James L. Dolan, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,630,395 shares of Class A Common Stock, including (i) 359,353 shares of Class A Common Stock and

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(ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 8,350 shares of Class A Common Stock (including 4,900 shares of Class A Common Stock owned of record personally and 3,450 shares of Class A Common Stock held as custodian for a minor child) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock (including an aggregate of 351,003 shares of Class A Common stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and Thomas C. Dolan). He disclaims beneficial ownership of 3,450 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and James L. Dolan and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Marianne Dolan Weber and James L. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Mary S. Dolan may be deemed to beneficially own an aggregate of 7,648,486 shares of Class A Common Stock, including (i) 428,499 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.0% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote and to dispose of or direct the disposition of 16,750 shares of Class A Common Stock held as custodian for one or more minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,631,736 shares of Class A Common Stock (including 28,837 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan. She disclaims beneficial ownership of 16,750 shares of Class A Common Stock held as custodian for one or more minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and Patrick F. Dolan and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the Dolan Children Trusts for the benefit of Deborah Dolan-Sweeney and James L. Dolan, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
(c) Since the most recent Amendment to the Schedule 13D filed on December 8, 2008, the following transactions in the Issuer’s Securities have been effected by Group Members:
On December 17, 2008, Charles F. Dolan, as beneficiary of the 2007 GRAT, received 6,100,000 shares of Class B Common Stock as the 2007 GRAT’s final distribution.
On December 17, 2008, the 2008 GRAT #2 was formed, with Charles F. Dolan as Trustee. On the same day, Charles F. Dolan transferred, as a gift, 6,100,000 shares of Class B Common Stock to the 2008 GRAT #2.

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On December 17, 2008, Charles F. Dolan converted 415,000 shares of Class B Common Stock to 415,000 shares of Class A Common Stock and disposed of 545,250 shares of Class A Common Stock through gifts to multiple recipients.
On December 17, 2008, James L. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 3,000 shares held jointly with his spouse; 6,000 shares as custodian for his children; and 3,000 shares to other members of his household.
On December 17, 2008, Thomas C. Dolan received 1,500 shares of Class A Common Stock as a gift from Charles F. Dolan.
On December 17, 2008, Patrick F. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 3,000 held jointly with his spouse; 3,000 shares as custodian for his children and 500 shares as co-trustee of the Mucci trust.
On December 17, 2008, Deborah A. Dolan-Sweeney received the following gifts of Class A Common Stock from Charles F. Dolan: 3,000 shares held jointly with her spouse; and 9,000 shares as custodian for her children.
On December 17, 2008, Marianne Dolan Weber received the following gifts of Class A Common Stock from Charles F. Dolan: 1,500 shares held directly; 1,500 shares held by her spouse; 1,500 held as custodian for her child.
On December 17, 2008, Kathleen M. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 3,000 shares held jointly with her spouse; 3,000 shares as custodian for her children.
On December 17, 2008, David M. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 3,000 shares held jointly with his spouse; and 1,500 shares held by his spouse as custodian for a minor child.
On December 17, 2008, Lawrence Dolan and his spouse received a joint gift of 3,000 shares of Class A Common Stock from Charles F. Dolan.
On December 17, 2008, Mary S. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 3,000 shares held jointly with her spouse and 5,000 shares as custodian for her children.
On December 17, 2008, Matthew J. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 1,500 shares held directly and 1,000 held as custodian for a child.
On December 17, 2008, Paul J. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 3,000 shares held jointly with his spouse and 2,000 held as custodian for his children.
On January 13, 2009, Charles F. Dolan disposed of 6,000 shares of Class A Common Stock by making multiple gifts on the same day.
On February 5, 2009, Charles F. Dolan disposed of 500 shares of Class A Common Stock by making a gift.
On February 11, 2009, Charles F. Dolan, as beneficiary of the 2008 GRAT, received 4,500,000 shares of Class B Common Stock as a distribution from the 2008 GRAT.
On February 11, 2009, the 2009 GRAT #1 was formed, with Charles F. Dolan as Trustee. On the same day, Charles F. Dolan transferred, as a gift, 4,500,000 shares of Class B Common Stock to the 2009 GRAT #1.

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On March 5, 2009, Charles F. Dolan received compensatory grants from the Issuer of 165,700 shares of restricted stock of Class A Common Stock and options to acquire 884,900 shares of Class A Common Stock.
On March 5, 2009, James L. Dolan received compensatory grants from the Issuer of 169,100 shares of restricted stock of Class A Common Stock and options to acquire 903,100 shares of Class A Common Stock.
On March 5, 2009, James L. Dolan’s spouse received a compensatory grant from the Issuer of 12,900 shares of restricted stock of Class A Common Stock.
On March 5, 2009, Patrick F. Dolan received a compensatory grant from the Issuer of 18,200 shares of restricted stock of Class A Common Stock.
On March 5, 2009, Thomas C. Dolan received a compensatory grant from the Issuer of 37,900 shares of restricted stock of Class A Common Stock.
On March 5, 2009, Deborah A. Dolan-Sweeney’s spouse received a compensatory grant of 18,200 shares of restricted stock of Class A Common Stock.
On March 10, 2009, 3,000 shares of Class A Common Stock originally held jointly by Deborah A. Dolan-Sweeney and her spouse were split so that 1,500 shares are now held directly by her and 1,500 shares are held directly by her spouse. In addition, 9,000 shares of Class A Common Stock held by her as custodian for her children were transferred to trusts for which her spouse serves as co-trustee.
On March 17, 2009, Charles F. Dolan, as beneficiary of the 2008 GRAT #2, received 864,941 shares of Class B Common Stock as a distribution from the 2008 GRAT #2.
On March 25, 2009, Charles F. Dolan, as beneficiary of the 2008 GRAT, received 1,600,000 shares of Class B Common Stock as the 2008 GRAT’s final distribution.
On April 23, 2009, Helen A. Dolan received 7,800,000 shares of Class B Common Stock as a gift from Charles F. Dolan.
On April 23, 2009, the HAD 2009 GRAT #1 was formed, with Helen A. Dolan as Trustee. On the same day, Helen A. Dolan transferred, as a gift, 3,900,000 shares of Class B Common Stock to the HAD 2009 GRAT #1.
On May 6, 2009, Charles F. Dolan disposed of 1,000 shares of Class A Common Stock through gifts to multiple recipients.
On May 11, 2009, Charles F. Dolan, as beneficiary of the 2009 GRAT #1, received 386,966 shares of Class B Common Stock as a distribution from the 2009 GRAT #1.
On May 21, 2009 Marianne Dolan Weber received a compensatory grant from the Issuer of 5,708 shares of restricted stock units of Class A Common Stock.
On May 21, 2009, Kathleen M. Dolan received a compensatory grant from the Issuer of 5,708 shares of restricted stock units of Class A Common Stock.
On May 21, 2009, Kathleen M. Dolan’s spouse received a compensatory grant from the Issuer of 5,708 shares of restricted stock units of Class A Common Stock.
On May 21, 2009, Deborah A. Dolan-Sweeney received a compensatory grant from the Issuer of 5,708 shares of restricted stock units of Class A Common Stock.

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On May 21, 2009, Deborah A. Dolan-Sweeney’s spouse received a compensatory grant from the Issuer of 5,708 shares of restricted stock units of Class A Common Stock.
On June 5, 2009, Charles F. Dolan exercised his tax withholding rights with respect to the vesting of 88,000 restricted shares of Class A Common Stock. As a result, 41,603 shares, valued at the average price on June 5, 2009 of $18.65 per share of Class A Common Stock, were withheld for the payment of taxes.
On June 5, 2009, James L. Dolan exercised his tax withholding rights with respect to the vesting of 88,000 restricted shares of Class A Common Stock. As a result, 41,603 shares, valued at the average price on June 5, 2009 of $18.65 per share of Class A Common Stock, were withheld for the payment of taxes.
On June 5, 2009, James L. Dolan’s spouse exercised her tax withholding rights with respect to the vesting of 4,800 restricted shares of Class A Common Stock. As a result, 2,269 shares, valued at the average price on June 5, 2009 of $18.65 per share of Class A Common Stock, were withheld for the payment of taxes.
On June 5, 2009, Patrick F. Dolan exercised his tax withholding rights with respect to the vesting of 5,900 restricted shares of Class A Common Stock. As a result, 2,201 shares, valued at the average price on June 5, 2009 of $18.65 per share of Class A Common Stock, were withheld for the payment of taxes.
On June 5, 2009, Deborah A. Dolan-Sweeney’s spouse exercised his tax withholding rights with respect to the vesting of 5,900 restricted shares of Class A Common Stock. As a result, 2,201 shares, valued at the average price on June 5, 2009 of $18.65 per share of Class A Common Stock, were withheld for the payment of taxes.
On June 17, 2009, Charles F. Dolan, as beneficiary of the 2008 GRAT #2 received 579,193 shares of Class B Common Stock as a distribution from the 2008 GRAT #2.
On June 30, 2009, the 2009 GRAT #2 was formed, with Charles F. Dolan as Trustee. On the same day, Charles F. Dolan transferred, as a gift, 966,189 shares of Class B Common Stock to the 2009 GRAT #2.
On August 11, 2009, Charles F. Dolan, as beneficiary of the 2009 GRAT #1, received 352,804 shares of Class B Common Stock as a distribution from the 2009 GRAT #1.
On September 17, 2009, Charles F. Dolan, as beneficiary of the 2008 GRAT #2, received 361,629 shares of Class B Common Stock as a distribution from the 2008 GRAT #2.
On September 21, 2009, Charles F. Dolan disposed of 1,000 shares of Class A Common Stock through a gift.
On September 30, 2009, Charles F. Dolan, as beneficiary of the 2009 GRAT #2, received 98,056 shares of Class B Common Stock as a distribution from the 2009 GRAT #2.
On September 30, 2009, Helen A. Dolan, as beneficiary of the HAD 2009 GRAT #1, received 451,848 shares of Class B Common Stock as a distribution from the HAD 2009 GRAT #1.
On October 1, 2009, the 2009 GRAT #3 was formed, with Charles F. Dolan as Trustee. On the same day, Charles F. Dolan transferred, as a gift, 812,489 shares of Class B Common Stock to the 2009 GRAT #3.
On October 1, 2009, the HAD 2009 GRAT #2 was formed, with Helen A. Dolan as Trustee. On the same day, Helen A. Dolan transferred, as a gift, 451,848 shares of Class B Common Stock to the HAD 2009 GRAT #2.

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On November 3, 2009, the 2009 Family Trusts, the CFD 2009 Trust, and the HAD 2009 Trust were formed.
On November 6, 2009, Charles F. Dolan exercised his tax withholding rights with respect to the vesting of 60,000 restricted shares of Class A Common Stock. As a result, 28,488 shares, valued at the average price on November 6, 2009 of $24.73 per share of Class A Common Stock, were withheld for the payment of taxes.
On November 6, 2009, James L. Dolan exercised his tax withholding rights with respect to the vesting of 60,000 restricted shares of Class A Common Stock. As a result, 28,488 shares, valued at the average price on November 6, 2009 of $24.73 per share of Class A Common Stock, were withheld for the payment of taxes.
On November 9, 2009, James L. Dolan’s spouse, in a broker-assisted cashless exercise, exercised options to purchase 14,000 shares of Class A Common Stock. The exercise price for 7,000 of these options was $10.46 and the exercise price for the remaining 7,000 options was $15.51. On the same day, she sold a total of 26,258 shares of Class A Common Stock in publicly-traded transactions on the New York Stock Exchange as follows:

Number of Shares of	Price
Class A Common Stock Sold	Per Share

100	$24.85
500	$24.87
200	$24.88
1,252	$24.89
806	$24.90
400	$24.91
700	$24.92
1,400	$24.93
2,400	$24.94
1,500	$24.95
100	$24.98
200	$25.01
100	$25.02
200	$25.04
200	$25.05
200	$25.06
100	$25.07
300	$25.08
100	$25.10
200	$25.11
100	$25.12
500	$25.13
200	$25.14
300	$25.15
500	$25.16
100	$25.18
600	$25.20
100	$25.21
800	$25.22
100	$25.23
500	$25.24
200	$25.25
1,000	$25.26
600	$25.27
400	$25.28
500	$25.29
1,200	$25.30
400	$25.31
400	$25.32
800	$25.33
1,700	$25.34
200	$25.35
1,200	$25.36
400	$25.37
1,000	$25.38
400	$25.39
800	$25.40
100	$25.42
100	$25.43
100	$25.44
On November 11, 2009, Charles F. Dolan, as beneficiary of the 2009 GRAT #1, received 242,715 shares of Class B Common Stock as a distribution from the 2009 GRAT #1.

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On December 10, 2009, Charles F. Dolan converted 517,500 shares of Class B Common Stock to 517,500 shares of Class A Common Stock and disposed of 517,500 shares of Class A Common Stock through gifts to multiple recipients.
On December 10, 2009, James L. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 2,000 shares held jointly with his spouse; 5,000 shares as custodian for his children; and 1,000 shares to other members of his household.
On December 10, 2009 Thomas C. Dolan received 1,000 shares of Class A Common Stock as a gift from Charles F. Dolan.
On December 10, 2009, Patrick F. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 2,000 held jointly with his spouse; 2,000 shares as custodian for his children and 500 shares as co-trustee of the Mucci trust.
On December 10, 2009, Deborah A. Dolan-Sweeney received the following gifts of Class A Common Stock from Charles F. Dolan: 1,000 shares held directly, 1,000 shares held by her spouse, and 7,000 shares held by her spouse as co-trustee of trusts for her children.
On December 10, 2009, Marianne Dolan Weber received the following gifts of Class A Common Stock from Charles F. Dolan: 1,000 shares held directly; 1,000 shares held by her spouse, and 1,000 held as custodian for her child.
On December 10, 2009, Kathleen M. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 2,000 shares held jointly with her spouse and 2,000 shares as custodian for her children.
On December 10, 2009, David M. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 2,000 shares held jointly with his spouse and 500 shares held by his spouse as custodian for a minor child.
On December 10, 2009, Lawrence Dolan and his spouse received a joint gift of 2,000 shares of Class A Common Stock from Charles F. Dolan.
On December 10, 2009, Mary S. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 2,000 shares held jointly with her spouse and 5,000 shares as custodian for her children.
On December 10, 2009, Matthew J. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 1,000 shares held directly and 1,000 held as custodian for a child.
On December 10, 2009, Paul J. Dolan received the following gifts of Class A Common Stock from Charles F. Dolan: 2,000 shares held jointly with his spouse and 2,000 held as custodian for his children.
On December 15, 2009, James L. Dolan, Thomas C. Dolan, Patrick F. Dolan, Kathleen M. Dolan, Marianne Dolan Weber and Deborah A. Dolan-Sweeney, as beneficiaries of the Grandchildren Trust, acted unanimously and exercised a power of appointment to appoint 1,600 shares of Class B Common Stock of the trust estate of the Grandchildren Trust to certain recipients. On that date, Kathleen M. Dolan and Paul J. Dolan, as Trustees of the Grandchildren Trust, converted an aggregate of 1,600 shares of Class B Common Stock to 1,600 shares of Class A Common Stock and transferred such shares to the designated recipients.
On December 17, 2009, Charles F. Dolan, as beneficiary of the 2008 GRAT #2, received 398,326 shares of Class B Common Stock as a distribution from the 2008 GRAT #2.

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On December 21, 2009, shares of the Issuer’s Class A Common Stock or Class B Common Stock were transferred as indicated below. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class A Common Stock or Class B Common Stock:

	Class A	Class B
Transferor	Common Stock	Common Stock	Transferee

Charles F. Dolan	0	7,515,215	CFD 2009 Revocable Trust

Helen A. Dolan	0	3,900,000	HAD 2009 Revocable Trust

2001 Trust fbo Kathleen M. Dolan	53,181	1,181,004	2009 Family Trust fbo Kathleen M. Dolan

2001 Trust fbo Marianne Dolan Weber	53,181	1,433,004	2009 Family Trust fbo Marianne Dolan Weber

2001 Trust fbo Deborah Dolan-Sweeney	53,181	761,004	2009 Family Trust fbo Deborah Dolan-Sweeney

2001 Trust fbo Patrick F. Dolan	53,181	1,153,004	2009 Family Trust fbo Patrick F. Dolan

2001 Trust fbo Thomas C. Dolan	53,181	1,481,004	2009 Family Trust fbo Thomas C. Dolan

2001 Trust fbo James L. Dolan	53,181	1,481,004	2009 Family Trust fbo James L. Dolan
On December 22, 2009, the Dolan Children Trusts were formed.
On December 31, 2009, Charles F. Dolan, as beneficiary of the 2009 GRAT #2, received 88,457 shares of Class B Common Stock as a distribution from the 2009 GRAT #2.
On December 31, 2009, Charles F. Dolan, as beneficiary of the 2009 GRAT #3, received 91,357 shares of Class B Common Stock as a distribution from the 2009 GRAT #3.
On December 31, 2009, Helen A. Dolan, as beneficiary of the HAD 2009 GRAT #1, received 422,466 shares of Class B Common Stock as a distribution from the 2009 GRAT #1.
On December 31, 2009, Helen A. Dolan, as beneficiary of the HAD 2009 GRAT #2, received 50,825 shares of Class B Common Stock as a distribution from the 2009 GRAT #2.
On January 12, 2010, the 2010 GRAT #1 was formed, with Charles F. Dolan as Trustee. On the same day, Charles F. Dolan transferred, as a gift, 820,855 shares of Class B Common Stock to the 2010 GRAT #1.
On January 12, 2010, the HAD 2010 GRAT #1 was formed, with Helen A. Dolan as Trustee. On the same day, Helen A. Dolan transferred, as a gift, 473,291 shares of Class B Common Stock to the HAD 2010 GRAT #1.
On January 13, 2010, Charles F. Dolan, as beneficiary of the CFD 2009 Trust received 242,715 shares of Class B Common Stock as a distribution from the CFD 2009 Trust.

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On January 13, 2010, shares of the Issuer’s Class A Common Stock and Class B Common Stock were transferred as indicated below. No funds were exchanged in connection with any of the transfers of shares of the Issuer’s Class A Common Stock or Class B Common Stock.

	Class A	Class B
Transferor	Common Stock	Common Stock	Transferee

CFD Trust No. 1	191,456	1,741,481	Dolan Children Trust fbo Kathleen M. Dolan

CFD Trust No. 2	191,456	1,741,481	Dolan Children Trust fbo Deborah A. Dolan-Sweeney

CFD Trust No. 3	191,456	1,685,123	Dolan Children Trust fbo Marianne Dolan Weber

CFD Trust No. 4	191,456	1,665,978	Dolan Children Trust fbo Patrick F. Dolan

CFD Trust No. 5	159,547	1,773,391	Dolan Children Trust fbo Thomas C. Dolan

CFD Trust No. 6	159,547	1,773,391	Dolan Children Trust fbo James L. Dolan

DC Kathleen Trust	0	1,934,443	Dolan Children Trust fbo Kathleen M. Dolan

DC Deborah Trust	0	1,934,443	Dolan Children Trust fbo Deborah A. Dolan-Sweeney

DC Marianne Trust	0	1,878,085	Dolan Children Trust fbo Marianne Dolan Weber

DC Patrick Trust	0	1,878,085	Dolan Children Trust fbo Patrick F. Dolan

DC Thomas Trust	0	1,934,443	Dolan Children Trust fbo Thomas C. Dolan

DC James Trust	0	1,934,443	Dolan Children Trust fbo James L. Dolan

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(d) See Exhibit A.
(e) On December 15, 2009, upon conversion of its 1,600 shares of Issuer’s Class B Common Stock to 1,600 shares of Issuer’s Class A Common Stock and the transfer of those shares to different recipients, the Grandchildren Trust ceased to be a beneficial owner of Issuer’s securities and a Group Member.
On December 21, 2009, upon transfer of all shares of Issuer’s Class A Common Stock and/or Class B Common Stock to the 2009 Family Trusts, the 2001 Trusts ceased to be a beneficial owner of Issuer’s securities and Group Members.
On January 13, 2010, upon transfer of all shares of Issuer’s Class A Common Stock and Class B Common Stock to the Dolan Children Trusts, each of the following Trusts ceased to be a beneficial owner of Issuer’s securities and a Group Member: the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trust No. 1, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5, and the CFD Trust No. 6.
Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby a amended by deleting paragraphs one through eight thereof and adding the following at the end thereof:
THE CLASS B STOCKHOLDERS AGREEMENT
As noted in Item 4 above, on January 13, 2010, the Group Members entered into the A&R Class B Stockholders Agreement.
Voting. Under the A&R Class B Stockholders Agreement, the Group Members have agreed to vote as a group with respect to any matter on which any shares of Class B Common Stock are entitled to vote. Decisions on how the Group Members will vote with respect to their shares of Class B Common Stock will be made by (i) holders of a majority of the shares of Class B Common Stock, as long as one of Charles F. Dolan and Helen A. Dolan is alive and not permanently incapacitated, and (ii) after Charles F. Dolan and Helen A. Dolan have died or become permanently incapacitated, a committee comprised of Kathleen M. Dolan, Deborah A. Dolan-Sweeney, Marianne Dolan Weber, Patrick F. Dolan, Thomas C. Dolan and James L. Dolan, or their designees (the “Dolan Family Committee”), acting by majority vote, except that a supermajority approval will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer. The decisions of the Dolan Family Committee will be non-binding with respect to certain Class B Shareholders that are trusts (the “Excluded Trusts”). The Excluded Trusts will vote their shares of Class B Common Stock at the direction of Excluded Trusts holding a majority of the shares of Class B Common Stock held by all of the Excluded Trusts, except that supermajority approval will be required for a vote in favor of any transaction that would result in a change in control of the Issuer or a going-private transaction with respect to the Issuer.
Transfers. Without the prior approval of Charles F. Dolan, prior to his death or permanent incapacity, and, thereafter, if Helen A. Dolan is then alive and not permanently incapacitated, Helen A. Dolan, until her death or permanent incapacity (the “Dolan Approval”), and, after the death or permanent incapacity of both of them, the approval of the Dolan Family committee, acting by a two-thirds vote, a Class B Stockholder may not transfer shares of Class B Common Stock other than to Group Members and related persons (each such party, a “Permitted Holder”) unless such shares are first converted into shares of Class A Common Stock. The foregoing requirement

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and the other transfer restrictions in the Class B Stockholders Agreement do not apply to Charles F. Dolan or Helen A. Dolan or any trust of which either of them is a trustee.
Change in Control. No Class B Stockholders will be permitted to sell their shares of Class B Common Stock if such sale would result in a change in control of the Issuer, unless such sale is approved by Dolan Approval prior to the death or permanent incapacity of Charles F. Dolan and Helen A. Dolan, and, thereafter, by a vote of all except one of the votes on the Dolan Family Committee.
Market Sale. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a right of first offer and a tag-along right with respect to any proposed sale of shares of Class B Common Stock (after conversion to shares of Class A Common Stock) in an open market sale.
Right of First Refusal. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a right of first refusal with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, in a private transaction.
Tag-Along Rights. Subject to the other transfer provisions, the parties to the Class B Stockholders Agreement will have a tag-along right with respect to any proposed sale of shares of Class B Common Stock, other than to a Permitted Holder, if such sale would result in a change in control of the Issuer.
Drag-Along Rights. If, after complying with the other transfer provisions, one or more Class B Stockholders propose to sell all of their shares of Class B Common Stock, other than to a Permitted Holder, and such sale would result in a change in control of the Issuer, such Class B Stockholders will have the right to require the other Class B Stockholders to sell all of their shares of Class B Common Stock in the same transaction.
The A&R Class B Stockholders Agreement also contains certain agreements among the Group Members related to the pledge of shares of Class B Common Stock, the exercise of registration rights and other matters.
The foregoing summary of the A&R Class B Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Class B Stockholders Agreement, which is incorporated herein by reference.
REGISTRATION RIGHTS AGREEMENTS
All Group Members other than the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 45 (the “Dolan Affiliates Agreement”), and the Dolan Children Trusts have entered into a registration rights agreement with the Issuer, which is attached hereto as Exhibit 46 (the “Dolan Children Trusts Agreement” and, together with the Dolan Affiliates Agreement, the “Registration Rights Agreements”). The Registration Rights Agreements replace, respectively, the Registration Rights Agreement, dated as of January 27, 1986, between CSC Holdings Company and the Issuer, and the Registration Rights Agreement, dated as of January 27, 1986, between Cablevision Systems Company and the Issuer.
Under the Registration Rights Agreements, the Group Members are entitled, subject to certain conditions, to require the Issuer to register the sale of some or all of their shares of class A Common Stock (including those issued upon conversion of shares of Class B Common Stock) on one or more occasions prior to the death or disability of both Charles F. Dolan and his spouse, and on up to four occasions in the aggregate thereafter. The Group Members are also entitled to sell such shares as part of certain registered offerings by the Issuer, subject to certain conditions.
In the Dolan Children Trusts Agreement, each Dolan Children Trust has agreed that in the case of any sale or disposition of its shares of Class B Common Stock (other than to Charles F.

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Dolan or other Dolan family interests) by such Dolan Children Trust, or of any of the shares of Class B Common Stock owned by the Dolan Children Trusts by any other Dolan family interest to which such shares of Class B Common Stock are transferred, such shares will be converted into shares of Class A Common Stock. This conversion obligation does not apply to any other shares of Class B Common Stock, and the Dolan Affiliates Agreement does not include any conversion obligation.
The Dolan Children’s Foundation and the Dolan Family Foundation are also parties to, and have registration rights under, the Dolan Affiliates Agreement.
The foregoing summary of the Registration Rights Agreements does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreements, which are incorporated herein by reference.
Item 7 Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby amended by restating Exhibit A in its entirety as Exhibit A attached hereto and supplemented by adding the following in appropriate numerical order:
Exhibit A: Trustee and Beneficiary List
Exhibit B.8: Joint Filing Agreement.
Exhibit 44: Amended and Restated Class B Stockholders Agreement
Exhibit 45: Registration Rights Agreement, dated as of January 13, 2010, between Cablevision Systems Corporation and the Dolan Family Affiliates
Exhibit 46: Registration Rights Agreement, dated as of January 13, 2010, between Cablevision Systems Corporation and The Charles F. Dolan Children Trusts

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Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: January 15, 2010

CHARLES F. DOLAN, individually and as Trustee
of the Charles F. Dolan 2008 Grantor Retained
Annuity Trust #2, the Charles F. Dolan 2009
Grantor Retained Annuity Trust #1, the Charles
F. Dolan 2009 Grantor Retained Annuity Trust
#2, the Charles F. Dolan 2009 Grantor Retained
Annuity Trust #3, the Charles F. Dolan 2010
Grantor Retained Annuity Trust #1 and the CFD
2009 Trust

By:	*

HELEN A. DOLAN, individually and as Trustee of
the Helen A. Dolan 2009 Grantor Retained
Annuity Trust #1, the Helen A. Dolan 2009
Grantor Retained Annuity Trust #2, the Helen
A. Dolan 2010 Grantor Retained Annuity Trust
#1, and the HAD 2009 Trust

By:	*

JAMES L. DOLAN
By:	/s/ James L. Dolan

THOMAS C. DOLAN
By:	/s/ Thomas C. Dolan

PATRICK F. DOLAN
By:	*

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KATHLEEN M. DOLAN, individually and as a
Trustee for the Dolan Descendants Trust, the
Dolan Grandchildren Trust, the Dolan Spouse
Trust, the Dolan Progeny Trust, the DC James
Trust, the DC Thomas Trust, the DC Patrick
Trust, the DC Kathleen Trust, the DC Marianne
Trust, the DC Deborah Trust, the CFD Trust No.
1, the CFD Trust No. 2, the CFD Trust No. 3,
the CFD Trust No. 4, the CFD Trust No. 5, the
CFD Trust No. 6, and the Dolan Children
Trusts, and as Trustee of the Charles Dolan
1989 Trust, the Ryan Dolan 1989 Trust and the
Tara Dolan 1989 Trust

By:	*

MARIANNE DOLAN WEBER
By:	*

DEBORAH A. DOLAN-SWEENEY
By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust and the Charles F. Dolan 2009 Family Trusts
By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust and the Charles F. Dolan 2009 Family Trusts
By:	*

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PAUL J. DOLAN, as a Trustee of the Dolan
Descendants Trust, the Dolan Grandchildren
Trust, the Dolan Spouse Trust and the Dolan
Progeny Trust, the DC Kathleen Trust, the DC
James Trust, the CFD Trust No. 1, the CFD Trust
No. 6, the Dolan Children Trust for the benefit
of Kathleen M. Dolan and the Dolan Children
Trust for the benefit of James L. Dolan

By:	*

MATTHEW J. DOLAN, as a Trustee of the
DC Marianne Trust, the DC Thomas Trust,
the CFD Trust No. 3, the CFD Trust No. 5, the
Dolan Children Trust for the benefit of
Marianne Dolan Weber and Dolan Children Trust
for the benefit of Thomas C. Dolan

By:	*

MARY S. DOLAN, as a Trustee of the
DC Deborah Trust, the DC Patrick Trust,
the CFD Trust No. 2, the CFD Trust No. 4, the
Dolan Children Trust for the benefit of
Deborah Dolan-Sweeney and the Dolan Children
Trust for the benefit of Patrick F. Dolan

By:	*

*By:	/s/ Brian G. Sweeney
Brian G. Sweeney
As Attorney-in-Fact

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